Exhibit 99.2

TOWER ONE WIRELESS CORP.
(“Tower One” or the “Company”)
Quarterly Report
March 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	Date of Report: May 30, 2018

The following management’s discussion and analysis (“MD&A”) has been prepared as of May 30, 2018 and should be read in conjunction with the condensed consolidated interim financial statements and accompanying notes for the quarter ended March 31, 2018 and 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Nature of Business

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 31, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. It has a Master Lease Agreement (the”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Tower Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA.

1.3	Overall Performance

Highlights during the quarter ending March 31, 2018:

  The Company announced achievements from its first year operating as a public company. They include: Towers Constructed: 25•Master Lease Agreements/ Collocation Agreements, Cellular Search Rings Provided by Mobile Network Operators 200 and Collocations:3

  The Company announced that it has completed five additional towers in Argentina. An additional 50 sites await construction crews to commence construction.20 of those sites for immediate future tower builds are in Colombia and 30 are in Argentina.

  The Company announced that tower demand in Argentina has remained strong with the company receiving an additional 50 search rings for new Build To Suit locations. In addition, the company is currently constructing 10 towers in Argentina.

  The Company announced that it intends to spin-out its 70% owned subsidiary, Tower Construction & Services Company (“TCTS”) or its 70% interest in TCTS, as a separate operating entity to create a standalone publicly traded company (the “Proposed Spin- Out”).TCTS is headquartered in Miami, USA and actively operates in multiple states throughout the eastern United States.

  The Company announced the site acquisition of 80 new wireless tower sites in Argentina. Each wireless tower site consists of leasing of the underlying real-estate as well as the rights to build wireless cell towers. The Company anticipates that construction on these sites will commence shortly and will significantly add to its current portfolio of over 40 wireless towers in Colombia and Argentina and backlog of over 300 search rings.

  The Company announced it has retained Mr. John Logiudice, a telecom senior executive with over 20 years of experience with Ericsson and Sprint-Nextel, to head its Tower Services division.

  Management continued to actively focus on capital raising to support the company’s tower business, marketing initiatives and general working capital.

1.4	Results of Operations

During the period ended March 31, 2018, the Company incurred net loss of $3,065,491 (three months ended March 31, 2017- $1,612,447). The net loss includes share-based compensation of $1,913,691. The increase in net loss is mainly due to stock-based compensation expenses arising from the issue of stock options to group consultants and recognition of share-based compensation of the vested options granted in prior periods, as well as an increase in advertising, interest expenses, professional fees, office, travel and wages expenses due to the increase in the Company’s operational activities.

As at March 31, 2018, the Company had a negative working capital of $1,614,700 (December 31, 2017-of $1,800,269) and an accumulated deficit of $13,015,761 (December 31, 2017 - $9,896,705). The initial increase in working capital was primarily due to the exercise of warrants and stock options during the quarters. The decrease in the working capital during the period is as a result of building towers and operation activities.

Total revenue increased to $551,858 in 2018 compared to $22,849 in March 31, 2017, as a result of sales from completed towers and tower services during the quarter. The Company expects to generate revenues in 2018 mostly from monthly fees paid in connection with the towers currently leased as well as from similar lease agreements from other towers the Company plans to construct in 2018.

During the period, the Company incurred professional fees in the amount of $339,505 compared to the prior year of $256,534 due to increased third party consulting services, more corporate activities and operational activities of the Company. The professional fees include any consulting services, legal fees and related expenses.

Office and administrative expenses increased to $185,569 from $49,070 compared to March 31, 2017 mainly due to more activities during the year compared to the prior year as due to the start up of the business and commencement of operational activities in Colombia and Argentina. The Company has $69,780 payroll and engages consultants on an as needed basis. The increase in office and administration can be generally attributed to an increase in office-related costs and costs incurred at new and/or expanded facilities including incremental employment levels to support the growth in the business with operations in Argentina and Colombia. The Company incurred permit and licensing fees relating to normal operation costs to obtain permits and licenses for cellphone tower structures during the period. The expenses are monitored and managed on a continuous basis in order to optimize costs.

Advertising and promotion increased to $767,274 mainly due to more marketing and promotional efforts and actively promoting its business and market awareness during the quarter.

During the period ended March 31, 2018, the Company incurred travel expense in the amount of $56,236 as compared to the period ended March 31, 2017 where total travel expense were $30,070 due to extensive travel throughout Colombia and Argentina to scope out optimal locations for cellphone towers.

The Company incurred transfer fees in the amount of $15,732 exercise of options and warrants in the period. The Company incurred $234,869 in interest and bank charges during the period compared to the prior year due to interest and penalties for the previous and existing loans, bank fees and transfer charges in the Colombia and Argentina.

During the period ended March 31, 2018, the Company recorded $186,786 in foreign exchange gain to its cumulative translation account. The Company’s functional currency is Canadian, Tower Three is Colombian Peso, Evotech is Argentina Peso and TCTS is US dollar. The Company records a cumulative translation adjustment due to the changes resulting from the fluctuation of foreign exchange rates.

Selected Quarterly Information

	March 31, 2018 $	December 31 2017 $	September 30 2017 $	June 30 2017 $	March 31, 2017 $	December 31, 2016 $	September 30, 2016 $	June 30, 2016 $
Lease income	551,858	105,240	49,856	22,553	22,849	14,794	4,609	Nil
Net loss	(3,065,491)	(2,459,050)	(1,734,378)	(4,057,801)	(1,612,447)	(8,645)	(86,615)	(140,559)
Basic and diluted loss per share	(0.04)	(0.04)	(0.03)	(0.07)	(0.04)	(0.86)	(8.66)	(14.06)
Cash	433,063	284,225	1,405,406	514,955	79,743	9,864	49,803	50,077
Total Assets	6,998,547	5,301,044	3,062,506	1,820,904	1,387,137	372,374	309,856	134,985
Non-Current Liabilities	588,824	588,824	Nil	Nil	Nil	Nil	Nil	Nil

Significant factors and trends that have impacted Tower One’s results during the years presented above include the following:

a)	The listing expense of $1,144,167 incurred in the first quarter due to the reverse acquisition transaction was an one-time expense;

b)	The impairment of investments in the total amount of $461,360 incurred in the second quarter of 2017 was an one-time expense;

c)	The Company incurred significant amount in advertising and promotion in the first two quarters of 2017 due to the reverse acquisition;

d)	The capital expenditures related to the Company’s operations and interest in Evotech during the second quarter of 2017 is an one-time expense;

e)	Capital expenditures related to site acquisition and building cell towers in Argentina to meet its obligations from having 50 search rings;

f)	Significant amount of cash proceeds from exercise of warrants and options in the third quarter of 2017 and the first quarter of 2018.

g)	The Company acquired 65% of Evotech during the second quarter of 2017, which resulted in a non-controlling interest of the remaining 35% in the condensed consolidated interim financial statements.

h)	The Company obtained demand loans from related parties in 2017. The total principal of the loans is $1,224,930 (USD$950,000).

1.5	Liquidity and Capital Resources

As at March 31, 2018, the Company has total assets of $6,998,547 and a negative working capital of $1,614,700.

At March 31, 2018, the Company had cash of $433,063 (December 31, 2017- $284,225) and a negative working capital of $1,614,700 (December 31, 2017 – deficiency of $1,800,269). The decrease in working capital is primarily due to building towers and operation activities.

During the period ended March 31, 2018, the Company used $1,051,773 in operating activities compared to $626,699 in March 31, 2017. The increase is as a result of significant increase in operations in 2018 compared to operating activities in 2017.

During the period ended March 31, 2018, the Company spent $1,044,136 on equipment and building towers, compared to $479 in March 31, 2017.

During the period, the Company received cash in the amount of $1,752,425 from exercising stock options and warrants. The Company also received $240,583 from subscriptions received during the period.

At March 31, 2018, share capital was $13,931,666 comprising 79,176,602 issued and outstanding common shares.

At present, the Company’s operations generate minimal cash inflows and its financial success after March 31, 2018 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development primarily on building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6	Share Capital

As at March 31, 2018, the Company had 79,176,602 common shares issued and outstanding.

1.7	Share Purchase Warrants

As at March 31, 2018, the Company had 16,070,029 shareholder warrants issued and outstanding.

1.8	Stock Options

As at March 31, 2018, the Company had 7,654,565 stock options issued and outstanding of which 7,542,065 options are exercisable.

1.9	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

As of the reporting date, the Company has constructed 15 towers and 14 towers are in started construction process in Argentina, 2 collocations are finished. There are 273 search rings assigned and 167 of these in acquisition stage, engineering or construction stages. These are from telecom and Claro part of the Master Lease agreement.

1.10	Transactions with Related Parties

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing (except indicated below), and payable on demand. As at March 31, 2018 and December 31, 2017, the Company has the following balances with related parties:

	March 31,	December 31,
	2018	2017
Due to related parties:	$	$
Amounts owing to companies under common control	613,383	598,847
Amounts owing to the parent of the CEO	957,442	741,803
	1,570,825	1,340,650

The changes of the loans from related parties were as follows:
		$
Balance, December 31, 2017		1,340,650
Interest accrual for the period		71,100
10% monthly penalty fee		120,147
Foreign exchange movement		38,928
Balance, March 31, 2018		1,570,825

Amounts owing as at March 31, 2018 which are noted above include the following loan agreements entered into during the prior year ended December 31, 2017:

(a)	On March 3, 2017, the Company entered into a loan agreement in the amount of $386,820 (USD$300,000) with the parent of the CEO (December 31, 2017 – $376,350 (USD$300,000)). The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $22,452 and penalty of $37,941 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $131,519 (USD$102,000) (December 31, 2017 - $68,052).

(b)	On September 28, 2017, the Company entered into a loan agreement in the amount of $386,820 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $22,452 and penalty of $37,941 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $85,736 (USD$66,493) (December 31, 2017 - $23,509).

(c)	On October 10, 2017, the Company entered into a loan agreement in the amount of $257,880 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $14,969 and penalty of $25,294 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $51,223 (USD$39,726) (December 31, 2017 - $45,368).

(d)	On October 12, 2017, the Company entered into a loan agreement in the amount of $193,410 (USD$150,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. In addition, the Company also granted 150,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $11,227 and penalty of $18,971 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $77,417 (USD$60,041) (December 31, 2017 - $9,898).

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	Three months period ended
	March 31, 2018	March 31, 2017
	$	$
Consulting fees paid to the CEO	39,000	39,000
Consulting fees paid to the CFO	17,788	16,500

During the period ended March 31, 2018, the Company granted 1,200,000 stock options to directors and officers and recorded share-based compensation of $246,210 (2017 - $nil).

1.11	Subsequent Events

(i)	On April 3, 2018, the Company entered into an acquisition agreement with a Mexican-based private tower company. In consideration for the acquisition, the Company will issue 7,500,000 Class A common shares at $0.185 per share for an aggregate value of

$1,387,500. Following completion of the acquisition, the Company will own 90% of the issued and outstanding share capital of the Mexican-based private tower company, which will become a subsidiary of the Company.

(ii)	The Company issued 5,895,501 common shares pursuant to the exercise of warrants under the Incentive program for gross proceeds of $1,473,875.

1.12	Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2017.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2017.

During the period ended March 31, 2018, the Company adopted the following new accounting policies:

  IFRS 9 Financial Instruments

  IFRS 15 - Revenue from Contracts with Customers

  IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these condensed interim consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2019:

  IFRS 16 - Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The extent of the impact of adoption has not yet been determined.

The extent of the impact of adoption of these above standards on the condensed consolidated interim financial statements of the Company has not yet been determined.

1.13	Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The demand loan is under fixed interest rate. The Company has bank indebtedness which is subject to variable interest rates. However, given the balance is not significant, the Company is not exposed to significant interest rate risk. The Company also maintain bank accounts which earn interest at variable rates but it does not subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Colombia, Argentina and some in the US and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso or US dollar could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At March 31, 2018, through Tower Three, the Company had the following financial instruments denominated in foreign currency:

	Tower Three	Evotech	TCTS
	Colombia Peso	Argentina Peso	USD	Total
	$	$	$	$
Cash	3,526	24,100	8,208	35,834
Bank indebtedness	-	-	47,578	47,578
Amounts receivable	1,527	534,185	16,633	552,345
Accounts payable	(218,940)	(802,206)	(5,937)	(1,027,083)
Due to related parties	(1,570,825)	-	-	(1,570,825)
	(1,784,712)	(243,921)	66,482	(1,962,151)

Fair value

Financial assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The carrying value of cash, amounts receivable, bank indebtedness, accounts payable and loans from related parties approximated their fair value due to the short term nature of these financial instruments. Cash is classified as fair value through profit or loss and is measured using level 1 inputs of the fair value hierarchy.

1.14	Estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, useful lives and impairment of long-lived assets, impairment of investments and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments
Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)	Going concern
The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement. Management closely monitors the operations and cash flows in the Company.

(ii)	Income taxes
Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii)	Accounting for long-term investments
The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

(iv)	Intangible Assets – impairment
The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

(v)	Classification of lease agreements
Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi)	Impairment of Equipment
At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis.

(vii)	Determination of functional currency

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

1.15	Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 85,852,103 common shares issued and outstanding.

As the reporting date and March 31, 2018, there were

(i) Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At March 31, 2018, 30,000,000 common shares remain in escrow (December 31, 2017 – 30,000,000 common shares).

(ii) In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of March 31, 2018, there were 375,000 common shares remain in escrow (December 31, 2017 – 375,000 common shares). The next release date will be April 18, 2018 for 75,000 common shares.

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse affect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the period ended the reporting date of $3,065,491 and has a deficit of $13,015,761. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.